Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Bank of New Jersey, a New Jersey state-chartered bank.

BONJ-New York Corp., a New York corporation and subsidiary of the Bank.

BONJ-New Jersey Investment Company, a New Jersey corporation and subsidiary of the Bank

BONJ- Delaware Investment Company, a Delaware corporation and subsidiary of the Bank

BONJ REIT Inc., a New Jersey corporation and subsidiary of the Bank